UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: October 27, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT 2015

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The financial statements of the Company for the third quarter of 2015 were not audited, and were prepared in accordance with the PRC Accounting Standards.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2015 were not audited, and were prepared in accordance with the PRC Accounting Standards.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board.

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department	Wu Yongliang
(accounting officer)

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB

				Increase/
				decrease as
				at the end of
				the reporting
	As at the			period
	end of the			compared
	reporting	As at the end of last year		with the end
	period	Adjusted	Unadjusted	of last year
				(%)

Total assets	183,627	163,542	163,542	12.28
Net assets attributable to shareholders of the listed company	35,611	27,696	27,696	28.58

From the
beginning of
	the year to			Increase/
	the end of	From the beginning of last		decrease
	the reporting	year to the end of the		compared
	period (from	reporting period last year		with the
	January to	(from January to September)		same period
	September)	Adjusted	Unadjusted	last year
(%)

Net cash flows from operating activities	17,378	8,873	8,883	95.85

	From the
	beginning of
	the year to			Increase/
	the end of	From the beginning of last		decrease
	the reporting	year to the end of the		compared
	period (from	reporting period last year		with the
	January to	(from January to September)		same period
	September)	Adjusted	Unadjusted	last year
				(%)

Revenue	71,963	68,818	68,735	4.57
Net profit attributable to shareholders of the listed company	5,334	2,059	2,058	159.06
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	4,813	1,563	1,562	207.93
Weighted average return on net assets (%)	16.79	8.04	8.04	Increased by 8.75 percentage points
Basic earnings per share (Yuan/share)	0.4191	0.1625	0.1625	157.91
Diluted earnings per share (Yuan/share)	0.4191	0.1625	0.1625	157.91

Note:	Earnings per share of the Company from January to September 2015 is calculated based on the average weighted number of outstanding ordinary shares of the parent company of 12,726,037,000 shares; whereas earnings per share for the corresponding period last year is calculated based on 12,674,269,000 shares.

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

		Amount for
		the period from
		the beginning
		of the year
		to the end of
		the
	Amount for	reporting
	the period	period (from
	(from July to	January to
Item	September)	September)

Gains or losses from disposal of non-current assets	-75	101
Non-operating incomes and expenses other than the above	385	698
Effect on income tax	-79	-212
Effect on minority interests (net of tax)	-38	-66

Total	193	521

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	389,031

	Shareholding of the 10 largest shareholders
			Number of
			shares with
	Shareholdings		trading	Pledged or locked-up
	as at the end		moratorium	Status of	Number of	Nature of
Name of shareholder(in full)	of the period	Proportion	held	shares	shares	shareholders
		(%)

China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	38.61	241,547,927	Nil	0	State-owned legal person
HKSCC NOMINEES LIMITED	4,182,567,288	31.83	698,865,000	Unknown	Unknown	Overseas legal person
DELTA AIR LINES INC	465,910,000	3.55	0	Unknown	Unknown	Overseas legal person
CES Finance Holding Co., Ltd (東航金控有限責任公司)	457,317,073	3.48	457,317,073	Nil	0	State-owned legal person
China Securities Finance Corporation Limited (中國證券金融股 有限公司)	379,683,460	2.89	0	Unknown	Unknown	State-owned legal person
China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	0.92	0	Unknown	Unknown	State-owned legal person
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股 有限公司)	83,157,894	0.63	0	Unknown	Unknown	State-owned legal person
Central Huijin Investment Ltd. ( 中央匯金投資有限責任公司)	70,984,100	0.54	0	Unknown	Unknown	State-owned legal person
Shanghai Alliance Investment Limited (上海聯和投資 有限 公司)	65,615,429	0.50	0	Unknown	Unknown	State-owned legal person
China Galaxy Securities Co., Ltd. (中國銀河證券股 有限公司)	45,580,337	0.35	0	Unknown	Unknown	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of listed
	shares without
	trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company (中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC NOMINEES LIMITED	3,483,702,288	Overseas listed foreign shares	3,483,702,288
DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000
China Securities Finance Corporation Limited (中國證券金融股 有限公司)	379,683,460	RMB ordinary shares	379,683,460
China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	RMB ordinary shares	120,461,743
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股 有限公司)	83,157,894	RMB ordinary shares	83,157,894
Central Huijin Investment Ltd. (中央匯金投資有限責任公司)	70,984,100	RMB ordinary shares	70,984,100
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	RMB ordinary shares	65,615,429
China Galaxy Securities Co., Ltd. (中國銀河證券股 有限公司)	45,580,337	RMB ordinary shares	45,580,337
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund (中國工商銀行股 有限公司–#65293;嘉實新機 遇靈活配置混合型發起式證券投資基金)	38,114,895	RMB ordinary shares	38,114,895

Description of connected relationship or activities in concert among the above shareholders	Among the 4,182,567,288 H shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; China Eastern Air Holding Company (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd (“CES Finance ”); CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of preference shareholders with voting rights restored and the number of shares held	Not applicable

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

Item	Change	Reason for the Change
	(%)

Finance costs	158.03	Primarily due to the exchange losses caused by the depreciation of RMB against USD
Assets impairment loss	2,640.00	Primarily due to impairment on available-for- sale financial assets of the Company and a low base for the corresponding period last year
Investment income	109.72	Primarily due to gains on disposal of long-term investments and the increase in profits from associated companies of the Company
Non-operating expenses	257.69	Primarily due to the demolition and relocation of a subsidiary’s airport resulting in loss from the write-off of its property
Income tax	286.33	Primarily due to the increase in income tax payable caused by the increase in the Company’s profits
Net profit attributable to the parent company	159.06	Primarily due to the decrease in operating costs with international fuel prices remaining at low levels; meanwhile with enormous demand from the Chinese aviation market, the Company actively coordinated production, hence further boosting its operating capabilities
Minority interests	507.41	Primarily due to the increase in income attributable to minority interests caused by the increase in the subsidiaries’ profits
Prepayments	60.12	Primarily due to tour group fees prepaid by Shanghai Airlines Tours International (Group) Co., Ltd., a subsidiary, had yet to be settled
Non-current assets held for sale	–41.80	Primarily due to the disposal of aircraft held for sale by the Company and the net asset value of aircraft held for sale is reduced
Other non-current assets	58.73	Primarily due to the decrease in deposits paid for aircraft held under operating leases
Short-term borrowings	–51.28	Primarily due to the decrease in short-term borrowings caused by the adoption of other financing methods by the Company
Receipts in advance	70.75	Primarily due to the increase in the balance of the receipt in advance of carriage of the Company
Other current liabilities	37.50	Primarily due to the issuance of super short-term commercial paper by the Company
Undistributed profits	1,147.10	Primarily due to the increase in the Company’s profit for the period

3.2	Analysis of the progress of significant events and their effects and proposed solutions

1.	Non-public Issuance of A Shares

On 2 July 2015, the Company received from China Securities Regulatory Commission (“ CSRC ”) the “Notice of Acceptance of Application for Administrative Approval”. Having examined the application materials submitted by the Company for administrative approval for Non-public Issue of Shares of Listed Companies pursuant to the relevant laws, CSRC considered that the application materials were complete and complied with the statutory form, and decided to accept the said application for administrative approval. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 3 July 2015.

The Company received the “Notice regarding CSRC’s Comments on Matters Subject to Administrative Approval” (No. 151777) dated 27 August 2015 issued by CSRC. The Company and relevant intermediaries have addressed the respective issues raised in the comments in accordance with the requirements of the CSRC. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 22 September 2015.

On 21 September 2015, the Company received an undertaking letter from CEA Holding, the controlling shareholder of the Company. CEA Holding undertook that it would propose the resolution on amendments to the terms of dividends under Article 157(D) of the articles of association of the Company before the forthcoming general meeting of the Company and vote for such resolution at the general meeting. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 22 September 2015.

2.	Completion of Issue of H Shares to Delta

On 27 July 2015, the Company entered into the conditional Share Subscription Agreement (“Subscription Agreement”) with Delta Air Lines, Inc. (“Delta”), pursuant to which Delta subscribed for 465,910,000 newly issued ordinary H shares at a consideration of HK$3,488,895,000. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 28 July 2015.

On 1 September 2015, both parties entered into the Marketing Agreement and the Letter of Confirmation on the Subscription Agreement. Pursuant to the Marketing Agreement, both parties will have greater cooperation in terms of code-share, revenue management, schedule coordination, sales cooperation, airport facilities sharing, frequent-flyer program, lounge and system investment as well as staff exchange, which helps both parties establish long-term strategic alliance in air passenger market in China and the United States, thereby providing more flight options and services of better quality and higher competitiveness to travellers. Pursuant to the Letter of Confirmation on the Subscription Agreement, as of 1 September 2015, all conditions precedent to the Subscription Agreement have been fulfilled except for those conditions which will be fulfilled on the completion date of share subscription. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 2 September 2015.

On 9 September 2015, the Company completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 10 September 2015.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
has
					Whether	been strictly
Background					there is an	implemented in
of	Type of	Undertaking		Time and term of	implementation	a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

Undertaking in relation to refinancing	Trading moratorium of shares	CEA Holding/ CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Yes

	Trading moratorium of shares	CES Global	The Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Yes

Whether the
undertaking
has
					Whether	been strictly
Background					there is an	implemented in
of	Type of	Undertaking		Time and term of	implementation	a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

Other undertakings	Others	CEA Holding	CEA Holding undertook that it would propose the resolution on amendments to the terms of dividends under Article 157(D) of the articles of association of the Company before the forthcoming general meeting of the Company and vote for such resolution at the general meeting.	Time of undertaking: 21 September 2015; term of undertaking: from 21 September 2015 to the date of convening the forthcoming general meeting.	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
27 October 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

	30 September	31 December	30 September	31 December
	2015	2014	2015	2014
	Consolidated	Consolidated	Company	Company
Assets

Current assets
Monetary capital	979	1,393	547	892
Hedge instruments	–	5	–	5
Trade receivables	3,958	3,862	4,818	2,920
Prepayments	1,566	978	561	266
Dividends receivable	26	33	26	33
Other receivables	3,425	3,165	10,082	11,105
Inventory	2,264	2,259	74	72
Non-current assets held for sale	2,520	4,330	1,583	2,866
Non-current assets due within one year	93	98	49	68
Other current assets	2,541	2,120	2,520	1,722

Total current assets	17,372	18,243	20,260	19,949

Non-current assets
Hedge instruments	53	30	53	30
Financial assets available for sale	378	433	323	388
Long-term equity investment	2,041	1,591	16,406	15,848
Fixed assets	126,882	107,278	81,559	68,632
Construction in progress	22,677	22,376	21,472	20,258
Intangible assets	2,345	2,436	1,383	1,469
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,708	1,344	935	996
Deferred income tax assets	170	170	–	–
Other non-current assets	973	613	1,263	813

Total non-current assets	166,255	145,299	132,422	117,462

Total assets	183,627	163,542	152,682	137,411

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2015 (Cont’d)

(Unless otherwise stated, amounts are expressed in RMB millions)

	30 September	31 December	30 September	31 December
Liabilities and shareholders’	2015	2014	2015	2014
equity	Consolidated	Consolidated	Company	Company

Current liabilities
Short-term borrowings	6,811	13,979	10,202	15,470
Hedge instruments	5	–	5	–
Notes payable	1,040	–	1,040	–
Trade payables	12,888	11,147	16,288	11,493
Account collected in advance	1,436	841	647	421
Settlement of vouchers	4,633	5,064	4,612	4,920
Staff remuneration payable	2,624	3,141	1,265	1,841
Tax payable	2,332	1,846	979	817
Interest payable	590	738	404	580
Other payables	3,631	3,016	7,580	6,547
Non-current liabilities due within one year	20,005	17,355	15,808	13,892
Other current liabilities	5,500	4,000	5,500	4,000

Total current liabilities	61,495	61,127	64,330	59,981

Non-current liabilities
Long-term borrowings	23,199	20,228	18,530	15,229
Hedge instruments	220	95	220	95
Bonds payable	8,090	10,285	2,593	4,791
Long-term payables	48,032	37,717	30,134	25,655
Long-term staff remuneration payable	3,165	2,822	2,118	2,293
Special items payable	55	116	28	95
Deferred income tax liabilities	–	26	–	–
Other non-current liabilities	1,511	1,639	1,240	916

Total non-current liabilities	84,272	72,928	54,863	49,074

Total liabilities	145,767	134,055	119,193	109,055

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2015 (Cont’d)

(Unless otherwise stated, amounts are expressed in RMB millions)

	30 September	31 December	30 September	31 December
Liabilities and shareholders’	2015	2014	2015	2014
equity	Consolidated	Consolidated	Company	Company

Shareholders’ equity
Share capital	13,140	12,674	13,140	12,674
Capital reserves	19,815	17,410	20,272	17,868
Other comprehensive income	(3,143)	(2,853)	(2,441)	(2,207)
Undistributed profits	5,799	465	2,518	21

Total equity attributable to shareholders of parent company	35,611	27,696	33,489	28,356
Minority interests	2,249	1,791	–	–

Total shareholders’ equity	37,860	29,487	33,489	28,356

Total liabilities and shareholders’ equity	183,627	163,542	152,682	137,411

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014	2015	2014	2015	2014
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company
			(Restated)		(Restated)		(Restated)		(Restated)

1.	Revenue	27,652	26,170	71,963	68,818	15,137	13,931	38,925	36,815
	Less: Operating costs	(20,425)	(22,056)	(57,365)	(61,372)	(10,880)	(11,471)	(30,715)	(32,654)
	Business taxes and surcharges	(55)	(34)	(135)	(86)	(6)	(7)	(15)	(19)
	Selling expenses	(1,366)	(1,632)	(4,136)	(4,495)	(965)	(1,020)	(2,831)	(2,723)
	Administrative expenses	(701)	(719)	(1,930)	(1,977)	(382)	(407)	(1,064)	(1,097)
	Finance expenses/(income), net	(3,794)	(417)	(4,967)	(1,925)	(2,729)	(233)	(3,545)	(1,330)
	Assets impairment loss	(1)	(1)	(137)	(5)	–	–	(100)	(4)
	Add: Gains arising from changes in fair value	2	5	6	11	2	5	6	11
	Investment gains	38	37	151	72	49	51	246	157

2.	Operating profit	1,350	1,353	3,450	(959)	226	849	907	(844)
	Add: Non-operating income	1,024	893	3,628	3,425	468	586	2,011	2,167
	Less: Non-operating expenses	(79)	(12)	(93)	(26)	(3)	(11)	(6)	(22)

3.	Total profits	2,295	2,234	6,985	2,440	691	1,424	2,912	1,301
	Less: Income tax expenses	(328)	(141)	(1,159)	(300)	–72	–	–415	–

4.	Net profit	1,967	2,093	5,826	2,140	619	1,424	2,497	1,301

	– Net profit attributable to shareholders of the parent company	1,770	2,044	5,334	2,059

	– Minority interests	197	49	492	81

5.	Earnings per share
	Basic earnings per share (RMB)	0.1380	0.1613	0.4191	0.1625

	Diluted earnings per share (RMB)	0.1380	0.1613	0.4191	0.1625

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014	2015	2014	2015	2014
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company
			(Restated)		(Restated)		(Restated)		(Restated)

6.	Other comprehensive income, net of tax
	Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting periods
	Changes arising from re-measuring net assets or net liabilities of defined benefit plan	(138)	–	(214)	–	(106)	–	(158)	–

	Other comprehensive income that will be reclassified into profit or loss in subsequent accounting periods when meeting the prescribed conditions
	Share of other comprehensive income of investees to be reclassified into profit and loss in subsequent accounting periods under the equity method when meeting the prescribed conditions			4	(1)			4	(1)

	Gain or loss from fair value movements of available-for-sale financial assets	(25)		42	(47)	(25)		35	(41)

	Effective portion of gains or losses from cash flow hedge instruments	(127)		(119)	(56)	(127)		(119)	(56)

	Other comprehensive income, net of tax	(290)		(287)	(104)	(258)		(238)	(98)

	Of which:
	Other comprehensive income, net of tax, attributable to shareholders of the parent company	(290)		(290)	(102)

	Other comprehensive income, net of tax, attributable to minority interests			3	(2)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014	2015	2014	2015	2014
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company
			(Restated)		(Restated)		(Restated)		(Restated)

7.	Total comprehensive income	1,677	2,093	5,539	2,036	361	1,424	2,259	1,203
	Of which:
	Total comprehensive income attributable to shareholders of the parent company	1,480	2,044	5,044	1,957

	Total comprehensive income attributable to minority interests	197	49	495	79

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	76,448	72,859	38,629	37,344
	Other cash received from operating activities	8,242	7,127	10,680	4,582

	Sub-total of cash inflow from operating activities	84,690	79,986	49,309	41,926

	Cash paid for purchase of goods and receiving of labour services	(48,840)	(53,222)	(22,305)	(25,121)
	Cash paid to and for employees	(12,920)	(11,681)	(6,726)	(6,891)
	Taxes paid	(1,390)	(2,764)	(1,064)	(925)
	Other cash paid for operating activities	(4,162)	(3,446)	(4,554)	(3,088)

	Sub-total of cash outflow from operating activities	(67,312)	(71,113)	(34,649)	(36,025)

	Net cash flows from operating activities	17,378	8,873	14,660	5,901

2.	Cash flow from investing activities
	Cash received from disposal of investment	49	9	49	2
	Investment income in cash	57	55	119	87
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	2,355	739	1,594	495
	Other cash received from investing activities	540	2,227	44	65

	Sub-total of cash inflow from investing activities	3,001	3,030	1,806	649

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(22,665)	(17,648)	(18,623)	(10,191)
	Investments paid in cash	(413)	(102)	(462)	(541)
	Other cash paid for investing activities	–	(44)	–	(28)

	Sub-total of cash outflow from investing activities	(23,078)	(17,794)	(19,085)	(10,760)

	Net cash flow from investing activities	(20,077)	(14,764)	(17,279)	(10,111)

3.	Cash flow from fund raising activities
	Proceeds received in cash from investments	2,870	–	2,870	–
	Cash received from borrowings	37,763	18,660	36,317	23,085
	Proceeds received in cash from bonds issuance	–	7,298	–	4,000

	Sub-total of cash inflow from fund raising activities	40,633	25,958	39,187	27,085

	Cash paid for repayment of indebtedness	(33,379)	(17,136)	(32,603)	(20,126)
	Cash payments for distribution of dividends, profits or payments of interest expense	(1,842)	(1,166)	(1,675)	(1,149)
	Other cash paid for fund raising activities	(3,169)	(1,776)	(2,675)	(1,061)

	Sub-total of cash outflow from fund raising activities	(38,390)	(20,078)	(36,953)	(22,336)

	Net cash flow from fund raising activities	2,243	5,880	2,234	4,749

4.	Effect of changes in exchange rate on cash and cash equivalents	12	23	5	(1)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2015

(Unless otherwise stated, amounts are expressed in RMB millions)

		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

5.	Net (decrease)/increase in cash and cash equivalents	(444)	12	(380)	538
	Add: Balance of cash and cash equivalents at the beginning of the year	1,355	2,040	866	1,029

6.	Balance of cash and cash equivalents at the end of the period	911	2,052	486	1,567

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

– 20 –